April 27, 2005


Mail Stop 4-6


Roderick M. Sherwood III
Senior Vice President and Chief Financial Officer
Gateway, Inc.
7565 Irvine Center Drive
Irvine, CA 92618-2930


Re:	Gateway, Inc.
	Form 10-K for the year ended December 31, 2004
	File no. 000-22784


Dear Mr. Sherwood:

      We have limited our review of the Form 10-K to the following issues. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Results of Operations, Page 29

1. Your current disclosure indicates that sales were impacted by the contribution of the eMachines acquisition, the closing of retail stores and the transition to a retail-distribution method. Tell us what consideration was given to quantifying the impact of each of the factors that contributed to the material changes in each income statement line item. Please provide the staff analysis of the amounts in the periods ended December 31, 2004. In this regard see the Commissions "Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350.

2. You disclose on page 25 that you have realigned the
organization to
focus on "front-line" selling.   Define "front-line" selling and
further explain how this realignment impacted operations.

3.	We note that your consumer services support and professional services support are included in the major product group revenues for
Convergence/non-PC Products and Services for 2004. Of the $822,960,000 of Convergence/non-PC Products and Services revenue in
2004, tell us if any of the revenue relates to services for 2004.
To
the extent service revenue is material, tell us how you considered Rule 5-03.1 and 2 of Regulation S-X with regards to your income statement presentation.

4. You disclose on page 30 that margins were negatively impacted by the shift from Gateway-owned retail stores to third-party retail stores. It is unclear from your disclosure why this is the case. Tell us the nature and cost structure of these two distribution channels and why the third-party retail sales would have a negative impact on margins more so than Company-owned retail stores. Describe any arrangements and changes to those arrangements involving price-protection, concessions, returns or rebates associated with third-party retailers both prior to and after the transition. Tell us how you considered disclosing this information in your Form 10-K.

5. Your disclosure on page 31 lists several factors that contributed to the decrease in margins (i.e. higher rebates, sales of reserved inventory, stores closings and litigation settlements). Tell us what consideration was given to quantifying these items. Tell us how you considered the following in your disclosures:
* the amount of inventory reserves recorded for excess inventory and to the extent the inventory was subsequently sold the dollar amount of sales and related impact to margins;
* the dollar amount of rebates recorded and the reasons the rebates were higher in 2004;
* the nature of the settlement for the patent infringement and specifically how this impacted margins. Also tell us why your classification of this settlement is appropriate.

6. Included in your disclosure on page 31 is a discussion of the impact items such as restructuring, transformation and integration charges would have had on SG&A had they been excluded. Tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

7. You disclose throughout the document that you have consolidated your supply base and ceased manufacturing operations. Currently your disclosure in MD&A does not address how this transition impacted your cost structure or your results of operations, liquidity or is expected to impact future operations and liquidity. Tell us how you considered disclosing the impact of consolidation and outsourcing of manufacturing on your operations and liquidity and any material trends relating to cost savings that you anticipate resulting from this transition.

8. Tell us what consideration you gave to disclosing the nature of the
$100 million gain recognized related to the redemption of preferred stock in fiscal 2004. For material unusual or non-recurring items and their effect on earnings see the Commissions "Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350. Also tell us the nature of the credits given to AOL, how they were accounted for and the impact the credits had on the gain recognized.

Liquidity, Page 36

9. We note that your days of sales in accounts receivable increased from 22 to 30 from December 31, 2003 to December 31, 2004 and your days of inventory on hand increased from 14 to 19 for the same periods. Tell us why these ratios have increased year over year and how the longer period to convert accounts receivables to cash or move inventory has impacted your liquidity. Tell us what impact these measures had on meeting your long-term and short-term obligations (i.e. service debt and trade payables). Tell us how your DSO compares to your standard payment terms.

Note 1. Nature of operations and summary of significant accounting policies

(c) Cash and cash equivalents and Marketable Securities, page 48

10. Please tell us if you hold auction rate securities and if so please explain your classification and accounting for these securities in each of the periods ended December 31, 2004.

(f) Property, Plant and Equipment, Page 49

11. We note that you changed the estimated useful lives of certain store assets. Tell us how you considered the disclosure requirements of paragraph 33 of APBO No. 20.

(I) Deferred Stock Based Compensation, Page 51

12. Please tell us how you determined the value of the 5.3 million shares of restricted stock valued at approximately $27 million issued to certain executives in connection with its acquisition of eMachines.



(m) Revenue Recognition, Page 51

13. You disclose that beginning in 2004 majority of your support services are outsourced to third-parties. Your revenue recognition policy only addresses installation services and extended warranty services provided by third-parties. Tell us for each service and support offering provided by third-parties how you are accounting for each revenue and expense activity and reference the related accounting guidance. Also tell us how you considered EITF 99-19 or other applicable guidance with regards to your income statement presentation of the revenues and expenses associated with these arrangements.

14. You disclose on page 7 that 26% of your direct sales were financed by third-parties. Tell us:

* The nature and terms of these arrangements specifically defining "non-recourse" as you have disclosed on page 7;
* We note on page 59 that Gateway has an arrangement whereby it shares in the loss experience of a third-party financing partner on certain purchases of Gateway products and services. You disclose that financing originations under this arrangement ended in the second quarter of 2001 with a maximum exposure under this loss sharing arrangement to be approximately $1.9 million at December 31, 2004. Explain why in recording the maximum exposure you also disclose on page 59 that estimated losses could prove to be greater than estimated even though you have recorded the maximum exposure;
* How you recognize revenue related to these transactions and cite the authoritative guidance that supports your accounting.

15. With regards to the third party financing arrangements, further tell us how you consider these fees fixed and determinable. Tell us what point in time you recognize revenue and why that recognition of revenue is appropriate. Your response should address the following:
* Whether or not the arrangements require you to indemnify the financing party;
* Whether or not you are obligated to take action (i.e. terminate agreement) which would result in more than insignificant direct incremental costs in the event the customer defaults on financing;
* Whether you are required to guarantee indebtedness and certify or attest to the financing party that the customer meets certain criteria; or
* Provide concessions to financing parties or to customers to induce payment.

16. We note that with the purchase of eMachines, you will be expanding sales to international markets. Your disclosure on page 18 indicates that the risks of doing business in these markets are longer payment cycles and collectibility problems with accounts receivable. Tell us your payment terms for your international customers and how they differ from your domestic customers. To the extent payment terms for international customers differ from your standard payment terms, tell us how you considered these fees fixed and determinable and how these terms impacted revenue recognition.

17. Notwithstanding the above, tell us why your accounts receivable balance increased over 60% in 2004 and whether or not you have experienced any collectiblity problems to date. Tell us whether there or any material collectibility or billing problems with any major customers or classes of customers. Tell us of significant changes in credit terms, collection efforts, credit utilization and/or delinquency policies. Tell us how much of this balance relates to the acquisition of eMachines and international customers and how much of this balance has been collected to date.

18. We note that you grant returns and provide rebates to customers.
We also note you use historical data to estimate the future product returns and rebate redemptions for revenue recognition purposes. Please provide us with the following information:
* Tell us how the change in your distribution model to transition sales to retail stores, such as CompUSA, Best Buy and Circuit City, has impacted your return policy, rebate policy or other pricing or financing concessions;
* Tell us how in view of the eMachines acquisition you have complied with the requirement to make reliable estimates of future returns absent similar experience with value-based PC product. See paragraph
8.c of SFAS No. 48;
* Describe the rebate programs or other concession arrangements you offer in direct sales and explain the related accounting;
* Explain how this transition to third party retail stores has impacted your ability to estimate returns and rebate redemptions when you don`t have historical information relevant to changed selling circumstances. Please explain how you comply with paragraph 8 of SFAS
No. 48;
* Quantify for us the amount recorded against revenue for rebates and returns for each year presented; and
* Provide an analysis of how your estimated returns and rebates have compared to actual returns and rebate redemptions. Please explain any significant differences.

19. We note in 2004 that one retailer, Best Buy, accounted for a significant amount of accounts receivables and revenue at December 31,
2004. Tell us the nature of your agreements with retailers, including the payment terms, rebates, sales incentives and price protections granted, minimum purchase guarantees, or other price or payment term concessions. Further tell us the nature of any cooperative advertising or marketing arrangements that you have entered into with these retailers. Tell us how you are accounting for these arrangements and cite the authoritative guidance that supports your accounting.

20. For your sales of extended warranty plans please explain to us how you account for refund provisions, cancellation or termination clauses. Tell us how your accounting complies with SAB Topic 13.A.4.
Please tell us the amount of revenues associated with the plans for each of the periods ended December 31, 2004.

Note 2. Selected Balance Sheet Information., page 55

21. Tell us why you have included restricted cash in the amount of
$55
million in cash and cash equivalents. Restricted cash should be separately disclosed from cash and cash equivalents on the face of the balance sheet and should not be included in the cash total in the Statement of Cash Flows. See ARB-43, Chapter 3A, paragraph 6.

22. Please explain to the staff why retail inventory went from $50 million at 12/31/2003 to $0 at 12/31/2004.

23. In view of the material amount of capitalized internal use software tell us what consideration you gave to disclosure of the related accounting policy. See paragraph 12 of APBO No. 22.

Note 5. Commitments, Contingencies and Concentrations, page 59

24. With respect to your contingencies please tell us why you have not provided all the disclosures required by paragraphs 9-10 of SFAS No.
5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material a decision to buy or sell the Company`s securities the Company must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please explain your existing disclosure in this regard.

Note 10. Acquisition, page 67

25. Tell us what consideration was given to disclosing the information required in paragraphs 44 and 45 of SFAS 142 with regards to your intangible assets and goodwill balances.

Item 9A. Controls and Procedures, pages 80-82
Evaluation of Disclosure Controls and Procedures, pages 80-81

26. Your disclosure indicates that "[y]our CEO and CFO concluded that
as of the Evaluation Date [y]our disclosure controls and
procedures
were adequate...." Your disclosure must indicate the conclusions of
your principal executive and principal financial officers in terms of effectiveness of your disclosure controls and procedures as defined in
Rule 13a-15(e) as of the end of the period covered by the report. Please advise or revise.

27.	We are unable to locate disclosure responsive to Item 308(c)
of
Regulation S-K. Please advise or revise.

28.	In the paragraph captioned "Inherent Limitations on
Effectiveness
of Controls", disclose what steps you have taken to ensure a "reasonable" level of assurance as to the effectiveness of your controls.

General

      As appropriate, please amend your registration statement and/or periodic reports in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.




Closing

      Please contact Melissa Rocha (202) 942-2896 or me at (202)
942-
2949 with any other questions.


      			Sincerely,



      			Craig Wilson
      			Senior Assistant Chief Accountant

CC:	Bruce K. Dallas
	Davis Polk & Wardwell
	1600 El Camino Real
	Menlo Park, CA 94025
	FAX no. 1-650-752-2111
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